UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13D/A


                      Under the Securities Act of 1934

                              AMENDMENT NO. 1

                              MasTec, Inc.
- ---------------------------------------------------------------------------
                              (Name of Issuer)


                              Common Stock
- ---------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 576323109
                    -----------------------------------
                               (CUSIP Number)



Darryl B. Deaktor, White & Case, 200 S. Biscayne Blvd., Suite 4900, Miami,
                          FL 33131 (305) 371-2700
 --------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)


                             December 30, 1994
           -----------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement __ .

                                     SCHEDULE 13D

 CUSIP No.      576323109               Page _________ of_______ Pages
              ------------

1   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Jorge L. Mas

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) ___
                                                                   (b) _x_
3   SEC USE ONLY

4   SOURCE OF FUNDS*
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                  ___

6   CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
         7   SOLE VOTING POWER
               5,280,000
         8   SHARED VOTING POWER SHARES
               100,000
         9   SOLE DISPOSITIVE POWER
               5,280,000
        10   SHARED DISPOSITIVE POWER
               100,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,380,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ___


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      33.9%

14   TYPE OF REPORTING PERSON*
      IN

     Item 3.   Source and Amount of Funds or Other Consideration.

               Jorge L. Mas acquired 5,330,000 of the securities reported in this Schedule (the "Acquisition") in exchange for 100 shares of the common stock of Church & Tower of Florida, Inc., a Florida corporation ("CTF"), pursuant to an Agreement dated as of October 15, 1993, as amended, between the Issuer and Jorge L. Mas, Jorge Mas, Juan Carlos Mas and Jose Ramon Mas (the "Mas Family").

               50,000 of the securities reported in this Schedule were not acquired by Jorge L. Mas pursuant to the Acquisition and are owned by the Mas Family Foundation, Inc., of which Jorge L. Mas is a member and director. Item 5 of this Schedule is incorporated herein by reference.


     Item 5.   Interest in Securities of the Issuer.

          (a) Jorge L. Mas is the beneficial owner of 5,380,000 shares of the Issuer's common stock (the "Shares") representing 33.9% of the Issuer's outstanding common stock. 5,280,000 of the Shares are held by Jorge L. Mas Canosa Holdings I Limited Partnership, which is controlled by Jorge L. Mas, and 100,000 of the Shares are held by the Mas Family Foundation, Inc., which is controlled by Jorge
               L. Mas and the other members of the Mas Family.

          (b) (i) Jorge L. Mas Canosa Holdings I Limited Partnership, a Texas limited partnership (the "Partnership"), owns and has the power to vote and dispose of 5,280,000 of the Shares. The principal business of the Partnership is to hold such Shares. The address of the Partnership's principal office and principal place of business is 2716 East Fifth Street, Austin, TX 78702.

               (ii) The  Mas  Family  Foundation, Inc., a Florida not for profit corporation (the "Foundation"), was organized exclusively for charitable and educational purposes. The Foundation owns and has the power to vote and dispose of 100,000 of the Shares.
                    The address of the Foundation's principal office and principal business is 8600 N.W. 36 Street, Miami, FL 33166.

          (c) On December 30, 1994, Jorge L. Mas transferred 52,800 of the Shares to Jorge L. Mas Canosa Holdings Corporation, a Texas corporation which is wholly-owned by Jorge L. Mas; on the same day, Jorge L. Mas and Jorge L. Mas Canosa Holdings Corporation transferred 5,227,200 and 52,800 of the Shares, respectively, to the Partnership in exchange for a 99% and 1% equity therein, respectively (the "Partnership Transfer"), pursuant to that certain Limited Partnership Agreement dated December 30, 1994. Jorge L. Mas is the sole limited partner and Jorge L. Mas Canosa Holdings Corporation is the sole general partner, of the Partnership.

               On December 30, 1994, each of Jorge L. Mas and Jorge Mas donated 50,000 of the Shares to the Foundation (the "Donation"). The members of the Mas Family are the sole directors and members of the Foundation.

               Jorge L. Mas engaged in the Partnership Transfer and the Donation for tax and estate planning purposes.

          (d)  None

          (e)  Not applicable


     Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

          Item 5(c) of this Schedule is incorporated herein by reference.


     Item 7.   Exhibits.

          (i) The Limited Partnership Agreement of the Jorge L. Mas Canosa Holdings I Limited Partnership dated December 30, 1994.

                                 Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:     January 9, 1995                          /s/ Jorge L. Mas
     ---------------------                        ---------------------------
                                                  Jorge L. Mas

                        LIMITED PARTNERSHIP AGREEMENT

                                     OF

             Jorge L. Mas Canosa Holdings I Limited Partnership



          THIS AGREEMENT of Limited Partnership is made and entered into as of December 30, 1994, by and between Jorge L. Mas Canosa Holdings
Corporation, a Texas corporation (the "General Partner") and Jorge L. Mas Canosa (the "Limited Partner"), all of whom do hereby agree to the following terms and conditions:

          Section 1. Definitions. As used in this Agreement, the following terms have the definitions as hereinafter indicated (unless otherwise specifically indicated):

          "Affiliate" means any Person that directly or indirectly controls, is controlled by, or is under common control with a Partner, and any spouse or child of any Partner.

          "Agreement" means this Limited Partnership Agreement, as it may be amended or modified from time to time in accordance with Section 18.

          "Capital Account" means an amount computed as provided in
Section 5.5.

          "Capital Contribution" means, with respect to any Partner, the aggregate amount contributed by such Partner to the capital of the Partnership.

          "Code" means the Internal Revenue Code of 1986, as amended.

          "General Partner" means any Person admitted pursuant to this Agreement as a general partner to the Partnership and their successors.

          "Income" means gross income of the Partnership for any year determined on the basis utilized in preparing the Partnership's federal income tax information return including gains realized on the sale, exchange or other disposition of the Partnership's assets.

          "Interest" or "Partnership Interest" means the ownership interest of a Partner in Partnership capital and the Partnership generally as set forth in Section 5.3, including the right of a Partner to any and all benefits to which the Partner may be entitled as provided in this Agreement and in the Partnership Act, together with the obligations of the Partner to comply with all the terms and provisions of this Agreement and of the Partnership Act.

          "IRS" means the Internal Revenue Service.

          "Limited Partner" means any Person admitted pursuant to this Agreement as a limited partner to the Partnership.

          "Loss" means the aggregate of losses and tax deductions of the Partnership for any year, determined on the basis utilized in preparing the Partnership's federal income tax information return including losses incurred on the sale, exchange or other disposition of the Partnership's assets.

          "Net Cash Flow" means gross cash receipts of the Partnership, which includes, but is not limited to, the proceeds of loans to the Partnership, amounts received from the Partners as capital contributions and receipts from the sale, exchange or other disposition of all or any Partnership property, less (i) all operating expenses of the Partnership other than any expense not involving a cash expenditure (such as any amount charged for amortization or depreciation); (ii) all principal payments on account of any loans made to, and obligations of, the Partnership; (iii) any sum expended by the Partnership for capital expenditures; and (iv) cash reserves for working capital or other purposes, the aggregate amount of which shall be determined by the General Partner in its sole discretion.

          "Partner" means the General Partner or Limited Partner.

          "Partnership" means the limited partnership entered into by the parties to this Agreement pursuant to the Partnership Act.

          "Partnership Act" means the Texas limited partnership laws, as amended.

          "Person" means any individual, partnership, corporation, trust, association or other entity.

          "Regulations" means the Treasury Regulations promulgated pursuant to the Code, as amended.

          "State" means the State of Texas.

          "Substituted Limited Partner" means any person admitted to the Partnership as a limited partner pursuant to Section 13.5.

          Section 2.  Organization of Partnership.

          2.1 Formation. The Partnership is hereby formed by the Limited Partner and the General Partner under the provisions of the Partnership Act. The rights and liabilities of the Partners shall be as provided in the Partnership Act except as herein otherwise expressly provided.

          2.2 Name; Filing. The Partnership shall be called Jorge L. Mas Canosa Holdings I Limited Partnership. All business of the Partnership shall be conducted under such name or such other name as the General Partner deems necessary or appropriate to comply with the requirements of law in any jurisdiction in which the Partnership may elect to do business. The Partners shall promptly execute and the General Partners shall file and record with the proper offices in each jurisdiction and political subdivision in which the Partnership does business, any certificate required by any limited partnership act, fictitious name act or similar statute.

          2.3 Principal Office. The principal office of the Partnership shall be 2716 East 5th Street, Austin, Texas 78702 Attn: Jorge L. Mas Canosa. The Partnership may change the location of its principal office to such other place or places as may be determined from time to time by the General Partner. The General Partner shall promptly notify the Limited Partners of any change in the Partnership's principal office. The Partnership may maintain other offices at other places if the General Partner deems it advisable.

          Section 3. Purpose of the Partnership and Investment Objectives. The purpose of the Partnership is to acquire and manage investments and to engage in such other activities and business as may be necessary or convenient to promote or carry out such purpose.

          Section 4. Term. The term of the Partnership shall continue until December 31, 2044, unless sooner terminated because of the dissolution or winding-up of the Partnership in accordance with this Agreement or by operation of law or judicial decree.

          Section 5.  Capital Contributions and Capital Accounts.

          5.1 General Partner's Capital Contributions. The General Partner shall contribute 52,800 shares of common stock of MasTec, Inc., a Delaware corporation, to the capital of the Partnership. Except as otherwise provided in Section 5.6(b) or Section 5.6(c), the General Partner shall not be obligated to make advances or loan monies to the Partnership, except to the extent that the General Partner shall be required by the Partnership Act to pay any Partnership liability upon which it shall be obligated in its capacity as a general partner of the Partnership. The General Partner shall not be liable to any Limited Partner for repayment of the Limited Partner's Capital Contribution.

          5.2 Limited Partners' Capital Contributions. The Limited Partner shall contribute 5,227,200 shares of common stock of MasTec, Inc., a Delaware corporation, to the capital of the Partnership.

          5.3 Percentage Ownership Interest. The Partners shall have the following percentage ownership interest in the Partnership:

          Name                                 Percentage
          ____                                 __________

          Jorge L. Mas Canosa
            Holdings Corporation                    1%

          Jorge L. Mas Canosa                      99%

          Notwithstanding any provision of this Agreement to the contrary, in no event shall the Interest (including any Interest as a Limited Partner) of the General Partner in each material item of Partnership Income or Loss be less than one percent of each such item at all times during the existence of the Partnership.

          5.4 Return of Capital Contribution. No Partner shall have any right to withdraw or make a demand for withdrawal of the balance reflected in his Capital Account (as determined under Section 5.5) until the full and complete winding up and liquidation of the business of the Partnership.

          5.5  Capital Accounts.

               (a) An individual Capital Account shall be maintained for each Partner in accordance with Section 704(b) of the Regulations. The Capital Account of each Partner will reflect the amount of such Partner's initial contribution to the capital of the Partnership.

               (b)  Each Partner's Capital Account shall be increased by:

                    (i) Any additional Capital Contributions to the capital of the Partnership,

                   (ii)  His share of Income allocated to him under
     Section 7 and his share of the gain on the sale or other disposition of Partnership assets allocated to him under Sections 7 and 15, and

                  (iii) His share of Partnership income or profits, if any, not otherwise taken into account in this Section 5.5(b).

               (c)  Each Partner's Capital Account shall be decreased by:

                    (i) Any distributions made to him pursuant to Sections 6 and 15.3(d);

                   (ii) His share of Loss allocated to him under Sections 7 and his share of the loss on the sale or other disposition of Partnership assets allocated to him under Sections 7 and 15;

                  (iii) His share of Partnership expenses or losses, if any, not otherwise taken into account in this Section 5.5(c).

          5.6  Additional Funds.

               (a) In the event a Limited Partner or General Partner loans funds to the Partnership, such loan shall bear interest at a daily fluctuating interest rate per annum equal to two percentage points over the prime rate in effect for Citibank, N.A. on the first day of each month.

               (b) Except as otherwise provided in this Section 5.6(b), the General Partner shall make such additional Capital Contributions to the Partnership as are necessary to cause the Capital Account balance of the General Partner to equal the lesser of: (i) one percent of the total positive Capital Account balances of the Partners, or (ii) $500,000. Notwithstanding the foregoing, if no Limited Partner has a positive Capital Account balance, the Capital Account balance of the General Partner need not have a positive balance.

               (c) In the event a Limited Partner makes an additional Capital Contribution to the Partnership, the General Partner shall make an additional Capital Contribution in the amount necessary to cause the aggregate additional General Partner Capital Contribution under this
Section 5.6(c) to equal the lesser of: (i) one percent of the aggregate additional Limited Partner Capital Contribution, or (ii) the amount necessary, if any, to cause the Capital Account of the General Partner to satisfy the requirements of Section 5.6(b).

          Section 6. Distribution of Net Cash Flow. Net Cash Flow on hand at the end of any fiscal year shall, except as otherwise provided in
Section 15.3(d), be distributed within 90 days after the end of such fiscal year to the Partners, prorata in accordance with their respective
Percentage Interests.

          Section 7. Allocation of Income and Loss and of Gain and Loss on Disposition of Partnership Assets.

          7.1 Allocation of Income and Loss. Subject to Section 7.2, Income and Loss shall be allocated among the Partners at the end of each Fiscal Year prorata in accordance with their respective Percentage Interests.

               (a)Special Allocations.

               (b)  Partnership Loss allocated to any Partner pursuant to
Section 7.1 shall not exceed the maximum amount of Loss that can be so allocated without causing the Capital Account of such Partner to have a deficit Capital Account balance (determined with the reductions specified in Regulation Section 1.704-1(b)(2)(ii)(d)(4),(5) and (6) which exceeds the sum of (i) the amount of such deficit the Partner is obligated to restore, and (ii) the amount of such deficit the Partner is deemed to be obligated to restore pursuant to the penultimate sentence of Regulation Sections 1.704-2(g)(1) and 1.704-2(i)(5).

               (c) Notwithstanding any other provision of this Agreement, except Section 7.2(c) hereof, in the event any Partner unexpectedly receives an adjustment, allocation or distribution described in Regulation
Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) of the Regulations which results in such Partner having a deficit Capital Account balance (after giving effect to Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6)) or otherwise has a deficit Capital Account balance which exceeds the sum of
(i) the amount of such deficit the Partner is obligated to restore, and
(ii) the amount of such deficit the Partner is deemed to be obligated to restore pursuant to the penultimate sentence of Regulation Sections 1.704-2(g)(1) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership Income in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the deficit in such Partner's Capital Account as quickly as possible. Any special allocation made under Section 7.2(a) shall be taken into account for purposes of determining subsequent allocations of Income and Loss, so that the total allocations will, to the extent possible, equal the allocations that would have been made if this Section 7.2(b) had not previously applied.

               (d) Notwithstanding any other provision of this Agreement, if there is a net decrease in the Partnership's minimum gain (as such term is defined in Regulation Section 1.704-2(d)) during any fiscal year, each Partner shall be specially allocated items of Partnership Income for such year (and subsequent years if necessary) in an amount and in the manner set forth in Regulation Section 1.704-2(g)(2) and otherwise in accordance with Regulation Section 1.704-2(f). This Section 7.2(c) is intended to comply with the minimum gain chargeback requirements of Regulation Section 1.704-
2(f) and shall be interpreted consistently therewith. Any special allocations made under this Section 7.2(c) shall be taken into account for purposes of determining subsequent allocations of Income and Loss so that the total allocations will, to the extent possible, equal the allocations that would have been made if this Section 7.2(c) had not previously applied.

               (e) Any item of Partner Nonrecourse Deduction (as hereinafter defined) with respect to a Partner Nonrecourse Debt (as hereinafter defined) shall be allocated to the Partner who bears the economic risk of loss of the Partner Nonrecourse Debt in accordance with Regulation Section 1.704-2(i). The term "Partner Nonrecourse Deduction" has the meaning provided in Regulation Section 1.704-2(i)(2). The term "Partner Nonrecourse Debt" has the meaning provided in Regulation Section 1.704-2(b)(4). Subject to Section 7.2(c) hereof, but notwithstanding any other provision of this Agreement, in the event that there is a net decrease in minimum gain attributable to partner nonrecourse debt (hereinafter referred to as "Partner Nonrecourse Minimum Gain") during any Fiscal Year of the Partnership, then, each Partner with a share of Partner Nonrecourse Minimum Gain at the beginning of such year shall be allocated items of Partnership Income for such year (and subsequent years if necessary) in proportion to, and to the extent of, an amount equal to such Partner's share (determined in a manner consistent with Regulation Section 1.704-2(g)(2)) of the net decrease in Partner Nonrecourse Minimum Gain. Any special allocations made under this Section 7.2(d) shall be taken into account for purposes of determining subsequent allocations of Income and Loss so that the total allocations will, to the extent possible, equal the allocations which would have been made if this Section 7.2(d) had not previously applied.

               (f) If the fair market value of property contributed to the Partnership differs from the Partnership's adjusted basis in the contributed property following the transfer, the Income or Loss with respect to the contributed property shall be allocated in accordance with
Section 704(c) of the Code.

               (g) Subject to the other subsections of this Section 7.2, if, in any Partnership fiscal period any interest income for federal income tax purposes shall be imputed to the Partnership with respect to any note delivered to the Partnership by a Partner in payment of a capital contribution, then such interest income shall be allocated in its entirety to the Partner that is the maker of such note.

          7.2 Allocation with Respect to Transferred Interests. Each item of Income or Loss allocable to a Partner's Interest that is transferred in whole or in part during any year shall, if permitted by law, be allocated on a daily basis according to the varying Interests of the Partners during the year.

          7.3 No Liability of General Partners for Computation or Determination. With respect to all matters (including disputes with respect thereto) relating to computations and determinations required to be made under this Agreement the General Partner may rely upon, and shall have no liability to the Limited Partners or the Partnership if it relies upon, the opinion of independent certified public accountants retained by the Partnership.

          Section 8.  Records, Books of Account and Reports.

          8.1 Maintenance of Books and Records. Proper and complete records and books of account shall be maintained by the General Partner in which shall be entered fully and accurately all transactions and other matters relative to the Partnership's business as are usually entered into records and books of accounts maintained by persons engaged in business of like character. In addition, the General Partner shall maintain records adequate to file the Partnership's federal income tax information return. The books and records shall upon reasonable notice be made available during regular business hours at the principal office of the Partnership, or such other place or places as the General Partner approves, for the reasonable inspection and examination by any Partner or his duly authorized representatives. Any Partner may at any time request that a firm of independent certified public accountants, mutually acceptable to the Partners, audit the Partnership's books and records. The cost of such audit shall be born by the Partner who requested such audit; provided, however, that if the audit shall disclose any substantial discrepancy in any of the Partnership's books and records of account, the cost of the audit shall be paid by the Partnership.

          8.2  Tax Information.

               (a) The General Partner shall serve as the Partnership's "Tax Matters Partner" within the meaning of Section 6231(a)(7) of the Code and shall have all of the powers and duties expressly conferred upon the Tax Matters Partner by the Code, as well as those powers and duties that are necessary and proper for the exercise of the Tax Matters Partner's express powers and duties under the Code.

               (b) Within ninety (90) days after the end of each calendar year, the General Partner shall send to each person who was a holder of a Partnership Interest at any time during the calendar year then ended (including any assignee permitted under Section 13 without regard to whether the assignee is a Substituted Limited Partner) all Partnership tax information maintained on a tax basis as shall be necessary for the preparation of the holder's federal income tax return. This information shall also include a statement showing the share of contributions, distributions, Income, Loss and other relevant fiscal items of the Partnership allocable to the holder's Partnership Interest for such fiscal year. On request by a Partner, the General Partner shall furnish such holder with copies of all federal, state and local income tax returns or information returns, if any, which the Partnership is required to file. Each holder shall, on his federal income tax return, treat the Partnership item in a manner consistent with the treatment of that item on the Partnership's information return.

          8.3 Financial Statements. Within 120 days after the end of each fiscal year, the General Partner shall send to each Partner a balance sheet of the Partnership as of the end of the fiscal year and statements of income, Partners' equity and changes in financial position of the Partnership for the fiscal year.

          Section 9.  Fiscal Year and Accounting Method.

          9.1 Fiscal Year. The fiscal year of the Partnership shall end on the 31st day of December of each calendar year. If, however, the General Partner determines that a change to another fiscal year would be in the best interests of the Partnership, the General Partner may, in its sole discretion, change the fiscal year of the Partnership to such other fiscal year (subject to applicable rules and regulations of the United States Department of the Treasury) as it shall select.

          9.2 Accounting Method. The Partnership books shall be kept on the accounting method selected by the General Partner in its sole discretion. If the General Partner determines that a change to another accounting method would be in the best interests of the Partnership, the General Partner may, in its sole discretion, change to such other accounting method (subject to applicable rules and regulations of the United States Department of the Treasury) as it shall select.

          Section 10.  Status and Rights of Limited Partners.

          10.1 No Participation in Management; Voting Rights. No Limited Partner shall participate in the management or control of the Partnership's business, transact any business for the Partnership or have the power to act for or bind the Partnership, said powers being vested solely and exclusively in the General Partner.

           10.2 Limited Liability. No Limited Partner shall be liable for any debts or obligations of the Partnership in excess of his contribution to the Partnership capital plus any capital returned to the Limited Partner as to which, by the terms of the Partnership Act, the Limited Partner shall remain liable. All undistributed cash available for distribution by the Partnership that would otherwise be distributed to the Limited Partner, however, shall be available to creditors to the extent provided by law to satisfy the debts and obligations of the Partnership until the time of actual distribution.

          Section 11.  Powers, Rights and Duties of the General Partner.

          11.1 General Partner's Authority. The General Partner shall have full authority to manage the operations and affairs of the Partnership and to make all decisions regarding the business of the Partnership. Persons dealing with the Partnership are entitled to rely conclusively on the power and authority of the General Partner. In no event shall any person dealing with the General Partner or its duly authorized agents with respect to any business or property of the Partnership be obligated to ascertain that the terms of this Agreement have been complied with, or be obligated to inquire into the necessity or expedience of any act or action of the General Partner or its duly authorized agents; and every contract, agreement, deed, mortgage, promissory note or other instrument or document executed by the General Partner or its duly authorized representative with respect to any business or property of the Partnership shall be conclusive evidence in favor of any and every person relying thereon or claiming thereunder that (i) at the time of the execution and delivery thereof this Agreement was in full force and effect, (ii) the instrument or document was duly executed in accordance with the terms and provisions of this Agreement and is binding upon the Partnership, and (iii) the General Partner or its duly authorized agents were duly authorized and empowered to execute and deliver any and every such instrument or document for and on behalf of the Partnership.

          11.2 Authority to Contract. The General Partner shall have the right, power and authority to do on behalf of the Partnership all things which, in such General Partner's judgment and discretion are necessary, proper or desirable in connection with its role and function as general partner, including but not limited to the right, power and authority, on behalf of the Partnership, to enter into contracts and agreements under such terms and conditions as it deems necessary, appropriate or desirable;

to perform all the obligations of the Partnership and enforce all rights of the Partnership under the terms and conditions of all contracts and agreements entered into by the Partnership; to employ and dismiss from employment any and all employees, agents, independent contractors, appraisers, brokers, attorneys and accountants; to let or lease all or any portion of any Partnership property for any Partnership purpose; to borrow money on behalf of the Partnership and use as security therefor all or any part of any Partnership property; to acquire, own, sell, lease or otherwise dispose of Partnership property; to repay in whole or in part, refinance, recast, modify, consolidate or extend any debt obligation affecting any Partnership property; to procure and maintain insurance covering all property of the Partnership and its operations; to open, maintain, close or transfer bank accounts on behalf of and in the name of the Partnership; to improve or alter the Partnership property; to do any and all of the foregoing at the price, rental or amount, for cash, securities or other property and upon such terms as the General Partner deems proper; and to execute, acknowledge, swear and deliver any and all of the foregoing. Any and all acts heretofore taken by the General Partner that are permitted under this Section 11.2 are hereby ratified and confirmed by the Partners as the acts and deeds of the Partnership.

          11.3  Delegation of Authority.  Subject to the provisions of
Section 11.4, the General Partner shall devote such time to the Partnership's business as it shall deem to be necessary to manage and supervise the Partnership's business and affairs, but nothing in this Agreement shall preclude the employment of any agent, third party or Affiliate to manage or provide other services in respect of the Partnership's properties or business subject to the control and supervision of the General Partner. The General Partner shall have responsibility for the safekeeping and use of all funds and assets of the Partnership, whether or not in its immediate possession or control, and shall not employ or permit another to employ such funds or assets in any manner except for the exclusive benefit of the Partnership.

          11.4 Other Activities. This Agreement shall not preclude or limit, in any respect, the right of the General Partner or any of its Affiliates, to engage or invest in any business activity of any nature or description, including those that may be the same as or similar to the Partnership's business and that may be in direct competition with the Partnership. Any such activity may be engaged in independently or with other Persons, and may include, but is not to be limited to, the conduct of the same business as that of the Partnership for the account of any one or all of such Persons. Neither the Partnership nor any Partner shall have any right, by virtue of this Agreement, either to participate in or to share in such other ventures or activities, or in the income or proceeds derived from those ventures or activities.

          11.5 Limitation on Liability. Neither the General Partner nor any Affiliate of the General Partner shall be liable, responsible or accountable, in damages or otherwise, to the Partnership or any Limited Partner for acts or omissions performed or omitted in good faith on behalf of the Partnership and in a manner reasonably believed to be in the best interests of the Partnership and within the scope of the authority conferred on the General Partner by this Agreement or by law, unless the act or omission was performed or omitted fraudulently or constituted gross negligence or wilful misconduct.

          11.6  Indemnification by Partnership.

               (a) The Partnership shall indemnify, hold harmless and defend the General Partner, its affiliates, and all agents and employees of any of the foregoing from and against any loss, expense, damage or injury suffered or sustained by them by reason of any acts or omissions arising out of their activities on behalf of the Partnership or in furtherance of the interests of the Partnership, including but not limited to any judgment, award, settlement, reasonable attorneys' fees and other costs or expenses incurred in connection with the defense of any actual or threatened action, proceeding or claim, if the indemnified party believed in good faith that the acts or omissions upon which such actual or threatened action, proceeding or claim is based were in the best interest of the Partnership, and if the acts or omissions were not performed or omitted fraudulently or as a result of gross negligence or wilful misconduct by the indemnified party. For purposes of this Section 11.6, reliance upon the advice of legal counsel, appraisers, accountants or other professionals, shall raise a rebuttable presumption of "good faith." Reasonable expenses incurred by the indemnified party, in connection with the foregoing matters may be paid or reimbursed by the Partnership in advance of the final disposition of such proceeding upon receipt by the Partnership of (i) written affirmation by the Person requesting indemnification of his good faith belief that he has met the standard of conduct necessary for indemnification by the Partnership, and (ii) a written undertaking by or on behalf of such Person to repay such amount if it shall ultimately be determined by a court of competent jurisdiction that such Person has not met such standard of conduct, which undertaking shall be an unlimited general obligation of the indemnified party but need not be secured.

               (b) To the extent the General Partner, an affiliate of the General Partner or an agent or employee of any of the foregoing has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsection (a) above, or in defense of any claim, issue or matter therein, the Partnership shall indemnify it against the expenses, including attorneys' fees, actually and reasonably incurred by it in connection therewith.

          11.7 Limitations on Authority. Notwithstanding any other provisions of this Agreement, the General Partner, without the concurrence of the Limited Partner, shall not have the authority to:

               (a)  confess a judgment against the Partnership;

               (b)  admit a person as a general partner;

               (c)  dissolve the Partnership;

               (d)  amend this Agreement, except as provided in Section 18.

          11.8 Reimbursements. The General Partner shall be reimbursed for the organization and operating expenses of the Partnership incurred on behalf of the Partnership. The operating expenses of the Partnership shall include all general and administrative expenses, costs of office space used primarily for the business of the Partnership, professional fees, costs of utilities, supplies, clerical labor, postage and mailing, recordkeeping and the preparation and mailing of reports to the Limited Partners, and any other expenses or costs actually incurred by or on behalf of the Partnership in connection with the expenses of its business. Nothing in the foregoing shall permit reimbursement of general overhead expense not directly and specifically incurred for the primary benefit of the Partnership.

          Section 12.  Compensation of the General Partner, Affiliates and
Others.

          12.1 Limitations on Compensation. Nothing contained in this Agreement shall be deemed to restrict the right of the General Partner to be reimbursed for sums expended by the General Partner in the conduct of the business of the Partnership if such expenditures are reasonable in amount and do not exceed the actual cost to the General Partner. Furthermore, this Section 12 shall not restrict the right of the General Partner or any other Person to receive the income to which it would otherwise be entitled as owner of an Interest in the Partnership as a general partner or as a limited partner.

          12.2 Compensation for Services. The General Partner or its Affiliates shall be entitled to receive compensation for any and all services which it is permitted to perform for the Partnership pursuant to this Agreement, in amounts and on terms equivalent to those which could be obtained by the Partnership in arm's length transactions with non-affiliated parties performing comparable services.

          Section 13.  Transfer of Units.

          13.1 Restrictions on Transfer of Limited Partners' Interest. Except as provided in this Section 13, a Limited Partner may not sell, assign, transfer, encumber or otherwise dispose of its Interest in whole or in part. No assignment shall be valid or effective unless it is in compliance with the conditions contained in this Agreement and any unauthorized transfer or assignment shall be void.

          13.2 Transfer of Limited Partner's Interest for Valuable Consideration. If a Limited Partner desires to transfer its Partnership Interest for valuable consideration, he must first offer in writing (or be deemed automatically to have offered) to sell its Partnership Interest to the General Partner at the price and upon terms no less favorable than the price and terms of the proposed transfer. Such notice to the General Partner shall contain a true and complete copy of the proposed contract or other document relating to the proposed transfer, including its price, terms and conditions, and the name, address (both home and office) and business or occupation of the Person to whom the Limited Partner desires to transfer his Interest. The General Partner shall have 30 days from its receipt of the notice within which to accept or reject such offer. If the General Partner fails to accept such offer within the 30 day period, the Limited Partner may transfer such Interest upon the terms and conditions of the notice given to the General Partner. If the transfer is not consummated within 90 days after the expiration of the General Partner's thirty day option period, the provisions of this Agreement will again apply to the Interest as if no proposed transfer had been made. A transfer of a Limited Partner's Interest for valuable consideration shall be considered consummated when the Limited Partner has received the full consideration for such Interest (a note is "received" when it is delivered, even if some installments are to be paid later).

          13.3 Transfer of the General Partner's Interest. At any time during the term of this Agreement, the General Partner shall have the right to admit additional limited partners to the Partnership and to transfer a portion of the Interest of the General Partner to such additional limited partners. Exercise of this right and allocation of any portion of the Partnership Interest of the General Partner shall be subject in all respect to the following conditions: (i) compliance, without additional cost or expense to the Partnership, with all federal and state securities laws, regulations and requirements; (ii) execution of a partnership agreement in satisfactory form and compliance with the terms and conditions of this Agreement and all provisions hereof; (iii) compliance, without additional cost or expense to the Partnership, with all federal, state and local laws, ordinances, rules and regulations concerning taxation, including, without limitation, issuance of any legal opinion that may be requested by a Limited Partner; and (iv) compliance, without additional cost or expense to the Partnership, with all other applicable statutes, laws, ordinances, rules and regulations.

          13.4  Admission of Substituted Limited Partner.

               (a) Except as otherwise provided in this Agreement, an assignee of the whole or any portion of a Limited Partner's Interest shall not have the right to be admitted as a Limited Partner in place of its assignor unless:

                    (i) the assignee shall have accepted, adopted and approved in writing, the terms and provisions of this Agreement, as amended, by executing a counterpart hereof, and such other documents or instruments as the General Partner may require;

                   (ii) the assignment instrument shall be in form and substance satisfactory to the General Partner;

                  (iii)  if the assignee is a corporation, the
     assignee shall have provided the General Partner with evidence satisfactory to counsel for the Partnership of the assignee's authority to become a limited partner under the terms and provisions of this Agreement;

                   (iv) any procedure required by applicable law shall have been performed;

                    (v) there shall have been paid all reasonable legal fees of the Partnership and the General Partner and all filing, recording and publication costs in connection with his substitution as a Limited Partner.

               (b) For the purpose of allocating profits and losses and distributing cash received by the Partnership from operations, as provided in Sections 6 and 7 hereof, a Substituted Limited Partner shall be treated as having become, and appearing in the records of the Partnership as, a Limited Partner upon his signing and delivery of all of the instruments required by the General Partner as provided in subparagraphs (a)(i) and
(ii) above.

               (c) The General Partner shall, upon the request of a Limited Partner, furnish documentation required by this Section 13.4 and make all official filings, recordings and publications required under the Partnership Act and other applicable law.

          13.5  Rights of Assignee of Partnership Interest.

               (a) Subject to the provisions of this Section 13, and except as required by operation of law, the Partnership shall not be obligated for any purpose whatsoever to recognize the assignment by a Limited Partner of his Interest until the Partnership has received notice of the assignment.

               (b) Any person who is the assignee of all or any part of a Limited Partner's Interest, but does not become a Substituted Limited Partner and desires to make a further assignment of such Interest, shall be subject to all the provisions of this Section 13.

               (c) Unless and until any assignee, transferee, heir or legatee becomes a Substituted Limited Partner (in accordance with Section 13.4), his status and rights shall be limited to the rights of an assignee of a Limited Partner's Interest. An assignee who does not become a Substituted Limited Partner shall have no right to obtain any information concerning the Partnership's transactions, to inspect the Partnership's books or to vote on any of the matters on which a Limited Partner may vote (such rights being collectively referred to as the "residual rights") and shall, consistent with the terms of the assignment, be entitled only to receive the share of the profits or other compensation by way of income, or the return of the contributions, to which his assignor would otherwise be entitled. In the event that (i) a Limited Partner assigns his Interest to an assignee who does not become a Substituted Limited Partner (in accordance with Section 13.4) and (ii) the assignor agrees to exercise the residual rights solely in favor of and in the interest of the assignee, then the assignor shall immediately and automatically forfeit all of his residual rights.

          Section 14.  Dissolution of Partnership.

          14.1 Causes of Dissolution. The Partnership shall be dissolved upon the happening of any one of the following events:

               (a) The bankruptcy, insolvency, dissolution, withdrawal or removal of the General Partner unless all the remaining general partners, if any, agree to continue the Partnership;

               (b) The written consent of Limited Partners owning a majority of the Percentage Interests;

               (c) The expiration of the term of the Partnership as specified in Section 4; or

               (d) The sale or other disposition of all of the Partnership property and the conversion into cash of all proceeds received originally in a form other than cash.

          14.2 Definition of Bankruptcy. For purposes of this Agreement, the "bankruptcy" of the General Partner shall be deemed to have occurred upon the happening of any of the following:

               (a) The filing of an application by the General Partner for, or the General Partner's consent to, the appointment of a trustee of all or a substantial portion of its assets;

               (b) The filing by the General Partner of a voluntary petition in bankruptcy or the filing of a pleading in any court of record admitting in writing its inability to pay its debts as they become due;

               (c) The making by the General Partner of a general assignment for the benefit of creditors;

               (d) The filing by the General Partner of answers admitting the material allegations of, or its consenting to or defaulting in answering, a bankruptcy petition filed against it in any bankruptcy proceeding; or

               (e) The entry of any order, judgment or decree by any court of competent jurisdiction adjudicating the General Partner a bankrupt or appointing a trustee of all or a substantial portion of its assets, and the order, judgment or decree continuing unstayed and in effect for a period of 30 days after such entry.

          Section 15.  Winding up the Partnership and Distribution of
Assets.

          15.1 Powers, Duties and Authority of Liquidator. Upon the dissolution of the Partnership pursuant to Section 14.1 hereof, the General Partner shall commence to wind up the affairs of the Partnership and to liquidate and sell the Partnership's assets. The General Partner shall proceed with such liquidation in as expeditious a manner as is reasonably practicable. The Partners shall continue to share distributions, Income and Losses during the period of liquidation in accordance with Sections 6 and 7 hereof. The General Partner shall have the sole right and discretion to determine the time, manner and terms of any sale or sales of Partnership property pursuant to the liquidation, having due regard for the activity and condition of the relevant market and general financial and economic conditions.

          15.2 Cash Reserves. After making payment or provision for payment of all debts and liabilities of the Partnership and all expenses of liquidation, the General Partner may set up, for a period not to exceed two years, such cash reserves as the General Partner, in its sole discretion, may deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Partnership. Any amounts retained as reserves by the Liquidator that remain at the expiration of the two year period contemplated in Section 15.2 shall be distributed in accordance with
Section 15.3.

          15.3 Distribution of Liquidation Proceeds. Liquidation proceeds shall be distributed as follows:

               (a) First, to pay the expenses of liquidation and the debts owed by the Partnership to persons other than the Partners;

               (b) Second, to pay the debts owed by the Partnership to the Partners;

               (c)  Third, to establish reserves in accordance with Section
15.2 hereof; and

               (d) Fourth, to the Partners prorata in accordance with their respective positive Capital Account balances.

          15.4 Statement of Assets and Liabilities. Within a reasonable time following the completion of the liquidation of the Partnership's properties, the General Partner shall supply to each of the Partners a statement which shall set forth the assets and liabilities of the Partnership upon liquidation, each Partner's prorata share of distributions pursuant to Section 15.3, and the amount retained as reserves by the Liquidator pursuant to Section 15.2.

          15.5 Distributions and Return of Capital From Partnership Assets Only. The Limited Partner shall look solely to the assets of the Partnership for all distributions with respect to the Partnership, his Capital Contributions (including the return thereof) and his share of profits or losses, and shall have no recourse (upon dissolution or otherwise) against the General Partner for such sums. The Limited Partner shall have no right to demand or receive property other than cash upon dissolution and termination of the Partnership.

          15.6 Final Termination. Upon completion of the liquidation of the Partnership and the distribution of all the Partnership funds, the Partnership shall terminate and the General Partner is hereby given the authority to execute and record all documents required to effectuate the liquidation, winding up and termination of the Partnership.

          Section 16.  Withdrawal or Removal of General Partner.

          16.1  Withdrawal.

               (a) The General Partner may not withdraw from the Partnership unless (i) the consent of a majority, as determined by percentage ownership interest as stated in Section 5.3, of the Limited Partners is obtained as to its withdrawal, (ii) a substitute general partner, if any, is admitted simultaneously with the withdrawal, (as long as there is at least one general partner remaining it shall not be required that the withdrawing General Partner be replaced), and (iii) counsel for the Partnership renders an opinion (relying on such opinions from other counsel as may be necessary) that the withdrawal of the General Partner is in conformity with the Partnership Act and that none of the actions taken in connection with such withdrawal will cause the dissolution of the Partnership or will cause it to be classified other than as a limited partnership for federal income tax purposes.

               (b) In the event that the General Partner withdraws from the Partnership or sells, transfers or assigns its entire Interest, it shall immediately cease to act as a general partner and its interest in the net profit, net losses, distributions or other sums payable to it pursuant to this Agreement shall terminate; provided, however, that the withdrawing General Partner shall remain liable for all obligations and liabilities incurred by it as a general partner before the withdrawal, sale, transfer or assignment shall have become effective, but shall be free of any obligation or liability incurred on account of the activities of the Partnership from and after the time the withdrawal, sale, transfer or assignment shall have become effective.

          16.2 Admission of a Substitute or Additional General Partner; General Conditions. A person shall be admitted as a general partner of the Partnership only if the following terms and conditions are satisfied:

               (a) The admission shall have been consented to by all of the Partners and, if required, by an agreement between the Partnership and any creditors;

               (b) The successor or additional Persons to be admitted as a general partner shall have accepted and agreed to be bound by all the terms and provisions of this Agreement by executing a counterpart hereof and such other documents or instruments as may be required or appropriate in order to effect admission as a general partner of the Partnership, and a certificate evidencing such admission shall have been filed for recordation and all other actions required by this Section 16.2 in connection with such admission shall have been performed;

               (c) If the successor or additional Person is a corporation, it shall have provided the Partnership with evidence satisfactory to counsel for the Partnership of its authority to become a general partner and to be bound by the terms and provisions of this Agreement; and

               (d) Counsel for the Partnership shall have rendered an opinion (relying on such opinions from other counsel as may be necessary) that the admission of the successor or additional person as a general partner of the Partnership is in conformity with the Partnership Act, and that none of the actions taken in connection with the admission of such person will cause the dissolution of the Partnership or will cause it to be classified other than as a partnership for federal income tax purposes.

          Section 17.  Notices.

          All notices and demands required or permitted to be given under this Agreement must be in writing and must be given (i) by depositing them in the United States mail, postage prepaid, certified or registered, return receipt requested, (ii) by prepaid telegram, or (iii) by delivering them in person and receiving a signed receipt. The addresses of the General Partner and the Limited Partners shall be as follows:

          General Partner:

          Jorge L. Mas Canosa Holdings Corporation:  2716 East 5th Street
                                                     Austin, Texas  78702
                                                     Attn:  Jorge L. Mas Canosa

          Limited Partners:

          Jorge L. Mas Canosa:                       2716 East 5th Street
                                                     Austin, Texas  78702

          The Limited Partners or any assignee may designate a different address to which notices or demands shall thereafter be directed by written notice given in the required manner and directed to the Partnership at its offices. The General Partner may designate a different address to which notices or demands shall thereafter be directed by providing written notice to the Limited Partners in the required manner.

          Section 18. Amendment of Agreement. The General Partner shall have the authority to amend this Agreement without any vote or other action by the Limited Partner (i) to form, qualify or continue the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in all jurisdictions in which the Partnership conducts or plans to conduct business, (ii) to satisfy any requirements, conditions, guidelines or options contained in any opinion, directive, order, ruling or regulation of the Securities and Exchange Commission, the IRS or any other federal or state agency, or in any federal or state statute, compliance with which it deems to be in the best interests of the Partnership, (iii) to cure any ambiguity or correct or supplement any provision contained in this Agreement which may be incomplete or inconsistent with any other provision contained in this Agreement, or (iv) to make any changes that the General Partner deems necessary or advisable to reflect the admission of additional limited partners, so long as such amendment under clauses (iii) or (iv) do not materially adversely affect the interest of any Limited Partner.

          Section 19.  Miscellaneous.

          19.1 Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof. It supersedes any prior agreement or understanding among them, and it may not be modified or amended in any manner other than as set forth in this Agreement.

          19.2 Governing Law. This Agreement and the rights of the parties under this Agreement shall be governed by, and interpreted in accordance with, the laws of the State.

          19.3 Binding Effect. Except as herein otherwise specifically provided, this Agreement shall be binding upon and inure to the benefit of the parties and their legal representatives, heirs, administrators, executors, successors and assigns.

          19.4 Phrase Reference. Wherever from the context it appears appropriate, each term stated in either the singular or the plural shall include the singular and the plural, and pronouns stated in the masculine, the feminine or the neuter gender shall include the masculine, feminine and neuter.

          19.5 Caption. All captions contained in this Agreement are inserted only as a matter of convenience and in no way define, limit or extend the scope or intent of this Agreement or any provision hereof.

          19.6 Partial Invalidity. If any provision of this Agreement, or the application of that provision to any Person or circumstance, shall be held invalid, the remainder of this Agreement, or the application of that provision to Persons or circumstances other than those to which it is held invalid, shall not be affected.

          19.7 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. It shall not be necessary for all Partners to execute the same counterpart.

          19.8 Further Assurances. If required by the General Partner, each party hereto agrees to execute, with acknowledgment or affidavit, any and all documents and writings which may be necessary or expedient in connection with the creation and maintenance of the Partnership and the achievement of its purposes, specifically including (i) the Partnership's Certificate of Limited Partnership and all future amendments thereto, (ii) any amendments to this Agreement and those certificates and other documents as the General Partner deems necessary or appropriate to form, qualify or continue the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in the State and in all other jurisdictions in which the Partnership conducts or plans to conduct business and (iii) all agreements, certificates, tax statements, information returns and other documents as may be required of the Partnership or its Partners by the laws of the United States of America, the State or any other state in which the Partnership conducts or plans to conduct business, or any political subdivision or agency.

          19.9 Consents. Any consent required by this Agreement may be given as follows:

               (a) By a written consent given by the consenting Partner at or before the doing of the act or thing for which the consent is solicited, provided that such consent shall be nullified by either (i) notification to the General Partner by the consenting Partner at or before the time of, or the negative vote by such consenting Partner at, any meeting held to consider the doing of such act or thing, or (ii) notification to the General Partner by the consenting Partner before the doing of any act or thing the doing of which is not subject to approval at such a meeting; or

               (b) By the affirmative vote by the consenting Partner to the doing of the act or thing for which the consent is solicited at any meeting duly called and held to consider the doing of such act or thing.

          19.10 Force Majeure. The parties to this Agreement shall be excused from performance of their obligations under this Agreement where they are prevented from so performing by revolution or other disorder, war, act of enemy, fire, flood or act of God. All parties shall perform such parts or aspects of their obligations that are not interfered with by such causes.

          19.11 Partition. Each of the parties hereto irrevocably waives any and all rights that he may have to maintain any action for partition of any of the properties owned by the Partnership.

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and in the year first above written, which counterparts, when taken together, shall constitute one and the same instrument.

                                           GENERAL PARTNER

                                           Jorge L. Mas Canosa Holdings
                                           Corporation



                                           By: /s/ Jorge L. Mas
                                           ____________________________
                                           Title: Jorge L. Mas, President


                                           LIMITED PARTNER



                                           /s/ Jorge L. Mas
                                           ________________________________
                                               Jorge L. Mas